December 11, 2024

Steven Sim
Chief Financial Officer
NaaS Technology Inc.
Newlink Center, Area G, Building 7
Huitong Times Square
1 Yaojiayuan South Road
Chaoyang District , Beijing, 100024
The People's Republic of China

       Re: NaaS Technology Inc.
           Form 20-F for Fiscal Year Ended December 31, 2023
           File No. 001-38235
Dear Steven Sim:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2023
Item 5. Operating and Financial Review and Prospects
Results of Operations
Year Ended December 31, 2023 Compared to Year Ended December 31, 2022 Revenues and Cost of Revenues, page 101

1. Please revise to quantify factors to which changes are attributed. In addition, with regard to revenue discussions, please quantify the extent to which changes are attributable to changes in prices or to changes in the volume or amount of services being sold or to the introduction of new services.. For energy services revenues, please quantify the impact of the acquisition of a majority stake in Sinopower
       Holdings in June 2023 and how the completion of the initial phase of the Anji
       Green and Low-carbon Supply Chain Construction Project impacted your results.
       Refer to Item 5.A of Form 20-F. Please provide us with a copy of your intended, revised disclosure.
 December 11, 2024
Page 2

Cost of Charging Services, page 101

2. Please disclose why the cost of charging services remained relatively constant with the prior year while the volume of charging services, net of incentives, increased significantly for the year ended December 31, 2023. Please provide us with a copy of your intended, revised disclosure.
Consolidated Statements of Cash Flows for the Years Ended December 31, 2023 and 2022,
page F-12

3. Please explain why you believe it is appropriate to disclose the components of cash used in operating activities in footnote 30(a) rather than on the face of your statements of cash flows. Refer to paragraph 10 of IAS 7.
Notes to the Consolidated Financial Statements
Note 2.4 Segment Reporting, page F-17

4. You disclose that you do not segregate your business by product or service lines for the purpose of "internal reporting and management's operation review." Please tell us, and revise to disclose, the factors used to identify your reportable segments, including the basis of organization (for example, whether management has chosen to organize the company around differences in products and services, geographic areas, regulatory environments, or a combination of factors and whether operating segments have been aggregated). Please refer to IFRS 8.22(a). As part of your response, please also tell us how you identified your operating segments based on the criteria provided in IFRS 8.5 and provide us with a list of these operating segments. To the extent you have more than one operating segment, please tell us how you considered the aggregation criteria in IFRS 8.12. Please refer to IFRS 8.22(aa) and the quantitative thresholds in IFRS
       8.13-19 in determining your reportable segments. Please be detailed in your response.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services